ANNOUNCEMENT

It is hereby announced that on 6 November 2012 PT Indosat Tbk has exercised the Call Option on “Indosat’s Bonds II Series B of 2002” (hereinafter referred to as “Indosat Bonds IIB”) at the value of 101% of the principal amount of Indosat Bonds IIB of Rp. 200.000.000.000,- (two hundred billion Rupiah).

Jakarta, 7 November 2012

PT INDOSAT TBK

The Board of Directors